September 30, 2025

Gregory McCabe
Chief Executive Officer
Next Bridge Hydrocarbons, Inc.
500 W. Texas Ave., Suite 890
Midland, TX 79701

       Re: Next Bridge Hydrocarbons, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed July 17, 2024
           File No. 000-56648
Dear Gregory McCabe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation